FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August, 2007
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed third quarter results ended June 2007, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration
Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed
December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired;
consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K.
Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
quarter results and nine months
ended June 2007
3rd
Form S-8 version

* for the nine months ended June 2007
** estimate as at 30 June 2007
† Rest of World
Sales by product group *
Sales: where the product is manufactured *
Sales: where the product is sold *
Geographic ownership **
■
Coated fine paper
63%
■
Uncoated fine paper
5%
■
Coated specialities
9%
■
Packaging and newsprint
8%
■
Pulp
14%
■
Other
1%
■
North America
29%
■
Europe
40%
■
Southern Africa
15%
■
Asia and other
16%
■
South Africa
66%
■
North America
26%
■
Europe and ROW †
8%
■
North America
28%
■
Europe
46%
■
Southern Africa
26%
Sappi is the world’s leading
producer of coated fine paper

●
EPS 23 US cents
●
Strong Forest Products performance
●
European price realisation disappointing
●
Input cost pressure
●
Underlying operating profit improvement continues
financial highlights
summary
Quarter Nine months
ended ended
June
March June
June
June
2007
2007 2006
2007
2006
Sales (US$ million)
1,297
1,318 1,214
3,882
3,645
Operating profit (US$ million)
87
117 (34)
296
74
Operating profit to sales (%)
6.7
8.9 (2.8)
7.6
2.0
EBITDA (US$ million) *
182
211 62
580
366
EPS (US cents)
23
25 (23)
62
(19)
* Refer to note 1, additional information in Supplemental Information for the reconciliation of EBITDA to profit.

The performance of the business improved significantly in the quarter compared to a year earlier in a quarter which is usually slower than our second and fourth fiscal quarters. Pulp prices strengthened further, supporting the strong performance of our Forest Products business. We did not realise the full benefit of the higher coated fine paper prices in Europe partly as a result of an increase in the volume we exported from Europe. The North American business had a further recovery in margin for the quarter.
Group sales for the quarter were US$1.3 billion, a 7% increase compared to a year earlier with improvements from each of the regions.
As a result of storm damage, wood prices in Europe were lower than the previous quarter. Other raw material input costs and energy costs remained high during the quarter. Our efforts to offset these high input costs through process and product innovation has helped reduce the impact on our unit costs.
Operating profit for the quarter was US$87 million, compared to a loss of US$34 million a year ago. Our operating profit margin was 6.7% in the quarter compared to a loss last year and improved on the previous quarter (excluding the Nash sale in the previous quarter). Tight control of fixed manufacturing costs and
Selling, General and Administration costs and better pricing contributed to this improvement.
We reported a plantation fair value gain of US$15 million before tax in the quarter (last year a loss of
US$23 million) as a result of an increase in wood prices, which was partly offset by increased costs to delivery of the wood to market following fuel price increases.
During the quarter plantation fires exacerbated by severe weather conditions destroyed large tracts of timber land in South Africa and approximately 5,000 hectares of timber in our Southern African plantations.
We recorded an after insurance charge of US$7 million before tax for this damage during the quarter.
A charge of US$2 million before tax was taken for damage caused by flooding at Westbrook Mill, USA.
Net finance costs were US$37 million, up US$2 million from a year ago. Net interest paid increased as a result of higher interest rates and debt levels and an unfavourable change in the value of financial instruments, partly offset by the capitalisation of interest in respect of the Saiccor expansion project and favourable foreign exchange gains.
The effective tax rate has reduced as a result of the reduction of deferred tax liabilities by US$14 million following the German tax rate reduction from 38% to 30%.
Earnings per share for the quarter was 23 US cents compared to a loss of 23 US cents a year ago.
comment
sappi limited – third quarter page 2

sappi limited – third quarter page 3
cash flow
Cash generated by operations improved to US$177 million for the quarter, an increase of US$110 million compared to a year ago. Working capital increased US$36 million during the quarter compared to a reduction in working capital of US$16 million during the equivalent quarter last year. We expect a reduction in working capital during the fourth quarter. Other items impacting cash flow in the quarter were the
US Dollar bonds bi-annual interest payment of US$26 million, pension fund payments of US$34 million and a German tax settlement payment of US$15 million.
Capital expenditure of US$116 million was US$40 million higher than the previous quarter, as a result of increased capital expenditure on the Saiccor expansion project. We remain confident we will be able to finance the Saiccor project from internal cash flow and therefore expect to end the year with a similar level of debt as at September 2006, excluding the impact of currency movements.
operating review for the quarter
Sappi Fine Paper
Quarter
Quarter
ended
ended
June 2007
June 2006 % March 2007
US$ million
US$ million change US$ million
Sales
1,037
968 7.1 1,057
Operating profit (loss)
25
(18) – 49
Operating profit (loss) to sales (%)
2.4
(1.9) – 4.6
Sales volumes increased by 4% compared to a year ago. In Dollar terms prices increased significantly as a result of the relatively weak US Dollar. In local currency terms average prices realised in the quarter were slightly down compared to last year’s level in Europe and North America. Margins continued to improve compared to both a year ago and the previous quarter (excluding the Nash sale in the previous quarter).

Europe
Quarter
Quarter
ended
ended % %
June 2007
June 2006 change change March 2007
US$ million
US$ million (US$) (Euro) US$ million
Sales
584
536 9.0 1.5 597
Operating profit
14
1 – – 44
Operating profit to sales (%)
2.4
0.2 – – 7.4
Sales volumes improved 4% year on year. Our geographic sales mix changed with a greater proportion of sales to overseas markets and reflected a loss of market share in the European markets.
Average prices realised were affected by the change in geographic mix. Within Western Europe we achieved higher coated fine paper prices during the quarter, but towards the end of the quarter prices started to erode.
The European cost reduction programme is progressing well with the reductions helping to offset the high wood and pulp prices.
North America
Quarter
Quarter
ended
ended
June 2007
June 2006 % March 2007
US$ million
US$ million change US$ million
Sales
362
354 2.3 371
Operating profit (loss)
8
(14) – 3
Operating profit (loss) to sales (%)
2.2
(4.0) – 0.8
Apparent consumption in North America for the quarter shows a decline of 13% compared to a year ago largely as a result of reduced imports. Shipments from local suppliers were about 2% lower.
Our sales volume increased 3% including strong pulp sales in the quarter compared to a year ago.
Average paper prices realised were marginally lower than a year ago mainly as a result of product mix and slower demand, but pulp prices were substantially higher.
The operating profit margin has continued to recover as a result of improved operating efficiency, but is still far from an acceptable level. Further plans to improve margins through process and product innovation are being implemented.
Some price increases were realised on certain grades of coated fine paper and pulp during the quarter.
Further general coated fine paper price increases have been announced for July.
operating review for the quarter (continued)
sappi limited – third quarter page 4

sappi limited – third quarter page 5
South Africa
Quarter
Quarter
ended
ended % %
June 2007
June 2006 change change March 2007
US$ million
US$ million (US$) (Rand) US$ million
Sales
91
78 16.7 28.3 89
Operating profit (loss)
3
(5) – – 2
Operating profit (loss) to sales (%)
3.3
(6.4) – – 2.2
The business had a strong sales performance in the quarter. Margins improved slightly but remain under pressure from the high cost of pulp purchases.
Forest Products
Quarter
Quarter
ended
ended % %
June 2007
June 2006 change change March 2007
US$ million
US$ million (US$) (Rand) US$ million
Sales
260
246 5.7 16.2 261
Operating profit (loss)
65
(16) – – 69
Operating profit (loss) to sales (%)
25.0
(6.5) – – 26.4
Plantation fair value gain (loss)
15
(23) – – 12
The sales volume of pulp and paper was 3% below a year ago mainly as a result of a major maintenance shut at Usutu. Prices were strong and sales increased 5% in Dollar terms.
Global demand for pulp, including chemical cellulose and unbleached pulp, was strong. Demand in the
South African economy remains strong for our containerboard and newsprint.
The result for the quarter included the plantation fair value gain of US$15 million. In the equivalent quarter last year a loss of US$23 million was recorded.
The Saiccor expansion project is progressing well. The expected start-up date for the expansion is
May 2008.

directors
Ralph Boëttger was appointed to the board as Chief Executive Officer of Sappi Limited from July 2007.
He has completed a brief hand over period and will take executive responsibility for the group after this results announcement.
Wolfgang Pfarl retired as a non-executive director in June 2007 following his retirement as Chief Executive
Officer of Sappi Fine Paper Europe at the end of March 2007.
post balance sheet event
During the weekend of 27 July to 29 July 2007 fires destroyed further large tracts of timber land in
South Africa and Swaziland. The extent of the fire damage to our plantations is being determined and could be of a similar magnitude to the previous quarter’s fire, which destroyed approximately 2% of our plantations.
outlook
We see good demand for our products on a global basis and an improving supply demand balance in our major markets.
The preliminary introduction of countervailing and anti-dumping duties in the USA against certain Asian importers last quarter is likely to alter the trade flows and to provide some support for improved price levels in the USA.
The extent of our price increases in Europe has not met our initial expectation and still does not compensate for the increases in input costs; however, the end of the downward pricing trend and the continued growth of demand provide the opportunity for further coated fine paper increases. Most of the industry has announced coated fine paper price increases for September.
We expect the trend of improving underlying earnings to continue next quarter.
On behalf of the Board
E van As M R Thompson
Director Director 06 August 2007
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN Code: ZAE 000006284
operating review for the quarter (continued)
sappi limited – third quarter page 6

forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
sappi limited – third quarter page 7

notes
sappi limited – third quarter page 8

conformed financial results
for the quarter and nine months ended June 2007
sappi limited – third quarter page 9
Form S-8 Version

group income statement
sappi limited – third quarter page 10
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006
%
June 2007
June 2006
%
US$ million
US$ million
change
US$ million
US$ million
change
Sales
1,297
1,214
6.8
3,882
3,645
6.5
Cost of sales
1,116
1,142
3,349
3,282
Gross profit
181
72
151.4
533
363
46.8
Selling, general and
administrative expenses
87
98
268
268
Share of (profit) loss from
associates and joint ventures
(2)
–
(6)
1
Other operating expenses
(income)
9
8
(25)
20
Operating profit (loss)
87
(34)
–
296
74
300.0
Net finance costs
37
35
107
93
Net paid
39
35
112
100
Capitalised
(4)
–
(8)
(1)
Net foreign exchange gains
(3)
(1)
(9)
(5)
Change in fair value
of financial instruments
5
1
12
(1)
Profit (loss) before tax
50
(69)
–
189
(19)
–
Taxation – current
17
1
32
16
– deferred
(20)
(17)
16
9
Profit (loss) for the period
53
(53)
–
141
(44)
–
Basic earnings (loss)
per share (US cents)
23
(23)
62
(19)
Weighted average
number of shares
in issue (millions)
227.9
226.3
227.5
226.1
Diluted earnings (loss)
per share (US cents)
23
(23)
61
(19)
Weighted average
number of shares
on fully diluted
basis (millions)
231.4
228.4
230.4
227.9

group balance sheet
June 2007
Sept 2006
US$ million
US$ million
ASSETS
Non-current assets
4,424
3,997
Property, plant and equipment
3,352
3,129
Plantations
628
520
Deferred taxation
57
74
Other non-current assets
387
274
Current assets
1,559
1,500
Inventories
772
699
Trade and other receivables
600
577
Cash and cash equivalents
187
224
Assets held for sale
–
20
Total assets
5,983
5,517
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,635
1,386
Non-current liabilities
2,505
2,465
Interest-bearing borrowings
1,623
1,634
Deferred taxation
370
336
Other non-current liabilities
512
495
Current liabilities
1,843
1,666
Interest-bearing borrowings
854
694
Bank overdraft
23
9
Other current liabilities
842
862
Taxation payable
124
101
Total equity and liabilities
5,983
5,517
Number of shares in issue at balance sheet date (millions)
228.5
227.0
sappi limited – third quarter page 11

group cash flow statement
sappi limited – third quarter page 12
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006
June 2007
June 2006
US$ million
US$ million
US$ million
US$ million
Operating profit (loss)
87
(34)
296
74
Depreciation, fellings and other amortisation
113
116
336
347
Other non-cash items (including impairment
charges)
(23)
(15)
(128)
(115)
Cash generated by operations
177
67
504
306
Movement in working capital
(36)
16
(80)
(97)
Net finance costs
(42)
(48)
(110)
(116)
Taxation paid
(15)
–
(18)
(12)
Dividends paid *
–
–
(68)
(68)
Cash retained from operating activities
84
35
228
13
Cash effects of investing activities
(154)
(94)
(345)
(246)
(70)
(59)
(117)
(233)
Cash effects of financing activities
19
31
74
34
Net movement in cash and cash equivalents
(51)
(28)
(43)
(199)
* Dividend number 83: 30 US cents per share (2006: 30 US cents per share)
group statement of recognised income and expense
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006
June 2007
June 2006
US$ million
US$ million
US$ million
US$ million
Pension fund asset recognised
(not recognised)
48
(2)
44
(6)
Actuarial losses on pension and
other post employment benefit liabilities
–
(5)
–
(5)
Deferred taxation on above items
(13)
–
(14)
1
Valuation allowance against deferred
tax asset and actuarial losses recognised
–
–
5
–
Exchange differences on translation of
foreign operations
45
(142)
123
(122)
Net income (expense) recorded directly
in equity
80
(149)
158
(132)
Profit (loss) for the period
53
(53)
141
(44)
Total recognised income (expense) for
the period
133
(202)
299
(176)

notes to the group results
sappi limited – third quarter page 13
1.
Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting
Standard 34 Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2006 which are compliant with the English language version of International
Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board.
These results are unaudited.
2.
Reconciliation of movement in shareholders’ equity
Nine months
Nine months
ended
ended
June 2007
June 2006
US$ million
US$ million
Balance – beginning of year
1,386
1,589
Total recognised income (expense) for the period
299
(176)
Dividends paid
(68)
(68)
Transfers to participants of the share purchase trust
14
2
Share Based Payment Reserve
4
7
Balance – end of period
1,635
1,354
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006
June 2007
June 2006
US$ million
US$ million
US$ million
US$ million
3.
Operating profit
Included in operating profit are the following
non-cash items:
Depreciation and amortisation
Depreciation of property,
plant and equipment
95
96
283
291
Other amortisation
–
–
1
1
95
96
284
292
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
18
20
52
55
Growth
(22)
(21)
(57)
(56)
(4)
(1)
(5)
(1)
Changes in fair value
(15)
23
(56)
(44)
(19)
22
(61)
(45)
Included in other operating expenses
(income) are the following:
Asset impairments
–
2
1
8
Restructuring provision (released) raised
(1)
–
(11)
3
Profit on sale of assets
–
–
(25)
(2)
Written off assets
1
7
1
7
Flood and fire damage
9
–

–

notes to the group results (continued)
sappi limited – third quarter page 14
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006
June 2007
June 2006
US$ million
US$ million
US$ million
US$ million
4.
Capital expenditure
Property, plant and equipment
116
74
330
213
June 2007
Sept 2006
US$ million
US$ million
5.
Capital commitments
Contracted but not provided
241
294
Approved but not contracted
171
255
412
549
6.
Contingent liabilities
Guarantees and suretyships
53
52
Other contingent liabilities
16

supplemental information
additional information
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006
June 2007
June 2006
US$ million
US$ million
US$ million
US$ million
1.    Profit (loss) for the period to EBITDA
(1)
reconciliation
Profit (loss) for the period
53
(53)
141
(44)
Net finance costs
37
35
107
93
Taxation – current
17
1
32
16
– deferred
(20)
(17)
16
9
Depreciation
95
96
283
291
Amortisation
–
–
1
1
EBITDA
(1) (2)
182
62
580
366
June 2007
Sept 2006
US$ million
US$ million
Net debt (US$ million)
(3)
2,313
2,113
Net debt to total capitalisation (%)
(3)
46.1
46.4
Net asset value per share (US$)
(3)
8.53
7.26
(1)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP
Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies.
EBITDA is a measure used by the group, together with measures of performance under IFRS and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS or US GAAP because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS or US GAAP.
(2)
The EBITDA calculation was amended at the beginning of the financial year to eliminate the adjustment for fellings which previously resulted in fellings being added back in the calculation as part of amortisation. Given the current accounting treatment of plantations, management has concluded that eliminating such an adjustment would be more appropriate in determining the EBITDA performance measure in future both for internal and reporting purposes. Prior year figures have been recalculated for comparison purposes as follows: June 2006 quarter: decreased by US$20 million; June 2006 year to date: decreased by US$55 million.
sappi limited – third quarter page 15

supplemental information
sappi limited – third quarter page 16
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006
June 2007
June 2006
US$ million
US$ million
US$ million
US$ million
2.   Calculation of Headline earnings (loss) *
Profit (loss) for the period
53
(53)
141
(44)
Profit on disposal of business and property,
plant and equipment
(1)
–
(20)
(2)
Write-off of assets
1
5
1
7
Impairment of property, plant and equipment
1
3
1
8
Headline earnings (loss)
54
(45)
123
(31)
Headline earnings (loss) per share
Headline earnings (loss) per share
(US cents) *
24
(20)
54
(14)
Weighted average number of shares
in issue (millions)
227.9
226.3
227.5
226.1
Diluted headline earnings (loss) per share
(US cents) *
23
(20)
53
(14)
Weighted average number of shares
on fully diluted basis (millions)
231.4
228.4
230.4
227.9
* Headline earnings disclosure is required by the JSE Limited.
3.    Exchange rates
June
March
Dec
Sept
June
2007
2007
2006
2006
2006
Exchange rates:
Period end rate: US$1 = ZAR
7.0393
7.2650
7.0076
7.7738
7.1700
Average rate for the Quarter: US$1 = ZAR
7.1095
7.1532
7.3358
7.2475
6.4658
Average rate for the YTD: US$1 = ZAR
7.2121
7.2783
7.3358
6.6039
6.4031
Period end rate: EUR 1 = US$
1.3542
1.3358
1.3199
1.2672
1.2789
Average rate for the Quarter: EUR 1 = US$
1.3498
1.3160
1.2926
1.2744
1.2570
Average rate for the YTD: EUR 1 = US$
1.3178
1.3021
1.2926
1.2315
1.2191
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

supplemental information
sappi limited – third quarter page 17
regional information
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006
June 2007
June 2006
Metric tons
Metric tons %
Metric tons
Metric tons %
(000’s)
(000’s) change
(000’s)
(000’s) change
Sales volumes
Fine Paper          –
North America
360
349 3.2
1,108
1,058 4.7
Europe
599
576 4.0
1,860
1,824 2.0
Southern Africa
86
79 8.9
260
237 9.7
Total
1,045
1,004 4.1
3,228
3,119 3.5
Forest Products – Pulp and paper
operations
358
368 (2.7)
1,067
1,070 (0.3)
Forestry operations
259
394 (34.3)
788
1,142 (31.0)
Total
1,662
1,766 (5.9)
5,083
5,331 (4.7)
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006%
June 2007
June 2006%
US$ million
US$ million change
US$ million
US$ million change
Sales
Fine Paper          –
North America
362
354 2.3
1,107
1,066 3.8
Europe
584
536 9.0
1,768
1,625 8.8
Southern Africa
91
78 16.7
263
238 10.5
Total
1,037
968 7.1
3,138
2,929 7.1
Forest Products – Pulp and paper
operations
242
224 8.0
694
651 6.6
Forestry operations
18
22 (18.2)
50
65 (23.1)
Total
1,297
1,214 6.8
3,882
3,645 6.5

supplemental information
sappi limited – third quarter page 18
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2007
June 2006
%
June 2007
June 2006
%
US$ million
US$ million
change
US$ million
US$ million change
Operating profit
Fine Paper –
North America
8
(14)
–
13
(23)
–
Europe
14
1
–
71
21
238.1
Southern Africa
3
(5)
–
6
(7)
–
Total
25
(18)
–
90
(9)
–
Forest Products
65
(16)
–
212
90
135.6
Corporate
(3)
–
–
(6)
(7)
–
Total
87
(34)
–
296

300.0

sappi ordinary shares
ADR price (NYSE TICKER: SPP)
note : (1ADR = 1 sappi share)
ZAR
140
120
100
80
60
40
20
0
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
1 Apr
2006
1 Jul
2006
1 Oct
2006
1 Jan
2007
1 Apr
2007
1 Jul
2007
26 Jul
2007
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
1 Apr
2006
1 Jul
2006
1 Oct
2006
1 Jan
2007
1 Apr
2007
1 Jul
2007
26 Jul
2007
US$
20
18
16
14
12
10
8
6
4
2
0
sappi limited – third quarter page 19

this report is available on the Sappi website
www.sappi.com
Other interested parties can obtain printed copies of this report from:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

Printed on Magno Matt Satin 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2007
SAPPI LIMITED,
by : /s/ M. R. Thompson
Title:
Chief Financial Officer
Name: M. R. Thompson